Exhibit 99.(a)(5)(ii)

PEEK Extends Tender Offer for Shares of LookSmart and Announces Updates

New York, New York, August 13, 2012 - PEEK Investments LLC today announced that, as requested by a number of shareholders of LookSmart, Ltd. (Nasdaq: LOOK) and after discussions with the Lead Independent Director of LookSmart, PEEK has extended its third-party tender offer to purchase all of the outstanding shares of common stock of LookSmart for $1.00 per share in cash. As extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on August 24, 2012. The tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on August 10, 2012.

On August 10, 2012, the depositary for the tender offer indicated to PEEK that approximately 4,973,008 shares had been deposited as of the close of business on August 10, 2012, which, together with the shares owned by PEEK and its affiliates, represents 43.7% of the shares outstanding. In addition, based on representations from a number of shareholders who requested that PEEK extend the tender offer for them to ensure their shares would be tendered on a timely basis, PEEK expects at least 1,289,716 additional shares to be deposited prior to the expiration of the tender offer, which, together with the shares already deposited and the shares owned by PEEK and its affiliates, would represent 51.2% of the shares outstanding. PEEK intends to notify shareholders promptly after there is validly tendered and not withdrawn at least the number of shares which, together with the shares then owned by PEEK and its affiliates, represents a majority of the shares then outstanding.

On August 10, 2012, Michael Onghai, President of PEEK, called Mark Sanders, the Lead Independent Director of LookSmart, to inform Mr. Sanders that PEEK expected the "Minimum Tender Condition" of the tender offer to be satisfied. Although Mr. Sanders was not able to coordinate a return call on August 10, 2012, Mr. Sanders emailed Mr. Onghai later on August 10, 2012 to invite Mr. Onghai to submit a proposal to LookSmart's full board of directors indicating how the board's acceptance of the proposal would impact the pending tender offer. PEEK plans to accept the invitation from Mr. Sanders and submit a proposal to LookSmart's board by 5:00 P.M. (PT) today, August 13, 2012. Mr. Sanders has insured that the board will make time to discuss the proposal during a regularly scheduled meeting on August 14, 2012.

PEEK issued the following statement on behalf of Mr. Onghai: "We continue to believe that the tender offer benefits LookSmart and creates value for all shareholders, including all of the shareholders that elect to participate by tendering shares in the offer and any shareholders that choose not to participate in the offer. We look forward to working directly with LookSmart's independent directors to consummate the tender offer as soon as possible."

The tender offer is subject to the terms and conditions described in the Schedule TO filed July 20, 2012, and other tender offer materials filed, by PEEK with the SEC, as amended and supplemented. The tender offer may be extended by PEEK, in its sole discretion, subject to applicable law, at any time and from time to time for any reason, by issuing a notice of the extension by press release or other public announcement no later than 9:00 A.M., New York City time, on the next business day after the date the tender offer was scheduled to expire.

Whether or not the tender offer is consummated, PEEK intends to hold LookSmart's officers and directors accountable for performance, oversight, and LookSmart's compensation and governance policies and practices. PEEK expects LookSmart's officers and directors to demonstrate a conscious regard for their responsibilities and their fiduciary relationships with LookSmart's shareholders. If LookSmart's independent directors are unable or unwilling to hold management accountable, fail to act in the face of clear evidence of a problem, or otherwise fail to satisfy any duty, PEEK may seek to remove such directors. PEEK may seek to add directors to LookSmart's board to enhance independence and committee functions. PEEK may suggest, recommend, propose, or otherwise pursue transactions involving the acquisition, sale, or exchange of all or part of LookSmart's securities or assets or other actions resulting in, or relating to, changes to LookSmart's business, operations, structure, governance, management, capitalization, plans, and policies and other actions and changes.

About PEEK Investments LLC

PEEK Investments LLC is a newly-formed Delaware limited liability company, organized for purposes of making the tender offer. PEEK is sponsored by a consortium of LookSmart's shareholders represented by Snowy August Management LLC and Platinum Management (NY) LLC. The current consortium may collectively be deemed to be LookSmart's largest shareholder and beneficially own 2,591,312 shares (or 14.98%) of the outstanding shares).

About Snowy August Management LLC

Snowy August Management LLC is an alternative investment manager headquartered in New York. Snowy August Management provides value-oriented investment management services, focusing on information technology and Southeast Asian businesses and investments. As of the date hereof, Snowy August Management may be deemed to beneficially own 863,312 shares (or 5.0%) of LookSmart's outstanding common stock.

About Platinum Management (NY) LLC

Platinum Management (NY) LLC is an alternative investment manager headquartered in New York. Platinum Management provides investment management services to hedge funds and other investment funds, including Platinum Partners Value Arbitrage Fund L.P. As of the date hereof, Platinum Management may be deemed to beneficially own 1,728,000 shares (or 9.99%) of LookSmart's outstanding common stock.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to factors that could cause actual results to differ materially from expected results, including assumptions that may not be correct or accurate due to risks related to LookSmart and third parties and conditions we cannot control or predict, the inherent uncertainty of future events, and other factors that may cause us to change our plans.

About the Tender Offer

This press release is intended to inform the public or security holders in general about the tender offer. This press release is not an offer to purchase or a solicitation of an offer to sell any securities. The tender offer is being made only pursuant to the Schedule TO filed July 20, 2012 by PEEK with the SEC and other related tender offer materials. Security holders are advised to read the tender offer materials because they contain important information about the tender offer. Security holders may get the materials for free at the web site maintained by the SEC at http://www.sec.gov. Security holders may request free copies of the materials from PEEK or the information agent for the tender offer using the contact information provided herein or in the material.

About any Possible Proxy or Consent Solicitation

This press release is not a request for, or to execute or revoke or not execute or revoke, any proxy or consent. This press release is not intended to solicit, or result in the procurement, withholding, or revocation of, any proxy or consent. We are not asking you for any proxy or consent. You are requested not to send us a proxy or consent. Any such solicitation will be made pursuant to solicitation materials filed with the SEC if and as required by law.

Contacts:

For PEEK Investments LLC:	Michael Onghai, (917) 397-7234
For Snowy August Management LLC:	Michael Onghai, (917) 397-7234
For Platinum Management (NY) LLC:	Platinum Management (NY) LLC, (212) 582-2222